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                           October 9, 2020

       Jeffrey G. McGonegal
       Chief Executive Officer and Chief Financial Officer
       Riot Blockchain, Inc.
       202 6th Street, Suite 401
       Castle Rock, CO 80104

                                                        Re: Riot Blockchain,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2020
                                                            File No. 333-249356

       Dear Mr. McGonegal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              William R. Jackman,
Esq.